China Solar & Clean Energy Solutions, Inc.
3/F West Wing Dingheng Plaza,
45A North Fengtai Road,
Beijing, China, 100071

April 9, 2010

Via EDGAR
Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc. Item 4.02(b) Form 8-K/A File No. 0-12561 Filed: March 30, 2010

Dear Rufus:

We are in receipt of your comment letter dated April 5, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

1.
You state that you will file an amended Form 8-K to include your independent accountant’s letter as an exhibit to the 8-K/A filed on March 30, 2010 pursuant to Item 4.02(c) of Form 8-K. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your accountants have not yet provided this letter please revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter.

Answer:	We have obtained the letter from our prior auditor today and it will be filed in the amended Form 8-K under Exhibit 16.1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Deli Du
President and Chief Executive Officer